FUSHI INTERNATIONAL, INC.
1 Shuang Qiang Road
Jinzhou, Dalian
People’s Republic of China 116100

October 18, 2007

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:	Ms. Pamela Long
Assistant Director,
Division of Corporation Finance

Re:	Request for Withdrawal of Registration Statement on Form S-3
File No. 333-146585

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Fushi International, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-3, File No. 333-146585 (the "Registration Statement"), together with all exhibits and amendments thereto. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2007. The Registration Statement has not been declared effective, and no securities have been offered or sold under the Registration Statement.

The Company and the selling stockholders named in the Registration Statement have determined that, in order to avoid confusion and to insert the correct file number on its cover page, the Registration Statement should be withdrawn and re-filed with the corrected information added. No securities were sold in this offering.

The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the attorney for the Company, Darren Ofsink, Esq., of Guzov Ofsink, LLC via facsimile at (212) 688-7273 and via U.S. mail at 600 Madison Avenue, 14th Floor, New York, NY 10022. Should you have any questions regarding this matter, please call Mr. Ofsink at (212) 371-8008.

Sincerely,

/s/ Chris Wang

Chris Wang
Chief Financial Officer